Filed by Exxon Mobil Corporation

(Commission File No.: 001-02256)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Denbury Inc.

(Commission File No.: 001-12935)

ExxonMobil Second Quarter 2023 Earnings Call Q&A

This abridged transcript presents questions related to ExxonMobil’s announced Denbury acquisition during ExxonMobil’s second quarter 2023 earnings call held on July 28, 2023.

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Roger Read (Wells Fargo): Great. Thank you. A follow up question on the carbon capture side of the business. If we look, we've got global coal demand hitting a record in ‘23. Global oil demand is going to hit a record in ’23, if it hasn't already. Just curious, Darren, you've already laid out your strategy. All that makes sense. The Denbury acquisition certainly fits well in that. Just curious if you're getting any additional sort of outside pressure to maybe accelerate something on this, given that if you think about it from an energy transition standpoint, you know, two or three years ago everybody was saying we would have already had peak demand for this. Peak demand for that clearly not happening if we're going to have a lot more carbon emissions. Are you getting any additional pressure to accelerate carbon capture?

Darren Woods: Yeah, I think what you're seeing today is a reflection of the challenge that the world faces. And, frankly, an incomplete solution set. And I think, you know, unfortunately, the focus, if you go back several years and I would say the exclusive focus on wind, solar and EVs and the fact that other alternatives and other solutions that, frankly, at the time we were advocating for and, in fact, trying to develop internally weren't considered or actually weren't actually accepted has slowed society's progress and its emissions reductions and capturing. I think today there's this recognition that we need more solutions and that, frankly, the industry can bring those solutions to bear. And at this stage of what is going to be a very complicated and expensive transition, we need as many solutions on the table as possible, not eliminating any of them. And staying focused on emissions reductions, I think that's starting to resonate. And so, the challenge here is this is a very nascent – the areas that we're focused on – which are the molecule oriented parts of the business that that, you know, are very consistent with our capabilities and expertise and advantages. We’re in the very early stages, frankly. We're in the lead in that space. There aren't any other companies that have secured the kind of third party emission reduction opportunities that we have, there aren't any parties out there that have got the scale of the investments that we're progressing. And so I think generally people recognize that we're delivering on our ambition to lead the industry, and more than anything else, they’re supportive. Obviously there's a desire to make things go faster, and frankly, that's a function of the opportunity set and, if you think about the IRA and the role that it plays, that legislation hasn't even been translated into regulations yet, and that's going to be a critical step. And I think there are many governments around the world who are working on appropriate legislation to incentivize and create a market for carbon that hasn't come to be yet. We're very early in this process and there are a number of players in here who have a role to deliver. We feel like we're delivering on our part, but there are other elements that have to come together for this to be successful. And then, ultimately, we're going to need advances in technology to keep driving that cost down so that we can get to more and more dilute streams of CO2 and we're doing a lot of work in that space. And frankly, again, I think our pipeline of opportunities, our technology pipeline, I feel pretty good about and I hope to, in the next several years, to hopefully commercialize some technologies that further reduce the cost of emissions reduction. So I think it’s early, a lot of work going on. I think we're making a lot of good progress. We feel good about the role that we're playing and the leadership position that we have

Roger Read: Great. Thank you.

Operator: We'll go next to Sam Margolin with Wolfe Research.

Sam Margolin (Wolfe Research): Hello. Is that… is that better?

Darren Woods: That is better. That's better. Sam, welcome back.

Sam Margolin: I’m okay. So the question is about EOR as it pertains to Denbury, I think, you know, there's some optimism that EOR barrels might be credited with carbon attributes because it buries more CO2 than the associated emissions of the oil. And so, you know, maybe that's option value, but I was just wondering where you stand on that topic and if it was at all a factor. You know, as you look at different asset classes and saw that EOR was available.

Darren Woods: Yeah. So I would say obviously that's the core business today of Denbury and it facilitated the infrastructure that they have in place …that frankly for us was not a key driver or strategic driver of the opportunity. I think EOR, certainly in the short term, can play a role. But if you think about the broader opportunity, it's really around carbon capture, storage, and sequestration and keeping the carbon under the ground. So that's the longer term play for us. I mean, as I just commented here about the challenges with the regulation and the translation of IRA into regulation, you know, we've got a class six well permitting that's going to be required for sequestration. That's a fairly slow progress to date. So there's a lot of work that has to go into putting these pieces together so that we're successful. I see EOR as providing a lot of optionality in the short term that as we're bringing on carbon capture facilities, working with third parties, and we start capturing the CO2, if we don't have everything lined up on the sequestration side, the EOR gives us an opportunity to progress these things and not lose schedule. So I think right now that's the way I would think about it. Certainly, it’s not a strategic thrust for us as a company.

Sam Margolin: Understood. Thank you so much.

Darren Woods: You bet. Thank you.

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Operator: We'll go next to Paul Cheng with Scotiabank.

Paul Cheng (Scotiabank): Hi. Thank you. Good morning, guys.

Darren Woods: Good morning, Paul.

Paul Cheng: Thank you. You previously had set a soft target to spend $17 billion in the low carbon business through 2027. Denbury sale, the acquisition is about 30%. And you're also saying that you're seeing a lot more opportunities. Should we interpret that your 17 billion, that number, will be increased perhaps quite substantially?

Darren Woods: Thanks, Paul. I think as you rightly point out, the Denbury acquisition was not part of the $17 billion. Maybe just a little bit of perspective on that. We, given we're just starting that business up, as you can imagine, very early in the opportunity set and progressing the opportunities. I think Dan and his team in the Low Carbon Solutions business have made tremendous progress in bringing those opportunities to bear and manifest in contracts with customers. As we've talked about with the three big customers that we now have and demonstrating that we can decarbonize some of these hard-to-decarbonize industries that don't have a lot of good alternatives. We've also got a very significant investment opportunity in Baytown to bring on the world's largest hydrogen plant, and then we've got opportunities for low carbon ammonia associated with that. So think a pretty robust portfolio. And with the announcements of the deals that we've got to date, the commercial deals that we struck with the announcement of Denbury, I think a lot of recognition and interest by outside potential customers that there's a real opportunity here and that ExxonMobil provides a real solution. So that's the context I would say the $17 billion as we that was a looking at a portfolio of opportunities and in trying to assess how those how quickly those opportunities would manifest themselves in the capital that would be required to do that. We're continuing that work. There's a lot. And so as we continue to develop and make progress on these projects, some of the capital becomes more discrete and we can see it a lot clearer. Other deals move out. And so I'd say right now it's a portfolio approach. We're not changing the $17 billion to date. Frankly, the Denbury acquisition, if that goes through, will allow us to pull back on some of the grassroots investments that we were making in logistics and substitute that with the assets that we've brought in from Denbury. So it's a, I'd say kind of an evolving space. I think the thing to stay focused on, we're not going to compromise on our return criteria or the advantaged criteria that we're insisting on for the projects that we bring to bear. We have to be low cost suppliers in this space. We have to be leveraging the advantages the corporation has, and we have to be generating good, competitive returns. And that's going to dictate the pace of how quickly that Capex manifests itself and, frankly, the size of it. And as we go through this year's plan, I know, Dan and his team's very focused on based on, you know, having a year under their belts of continuing to execute and drive this business will develop more detailed plans and update that number. I don't know if you have anything you want to add for Paul.

Kathy Mikells: Yeah, just the other thing I want to mention is, especially as it relates to the CCS business, you know, what you're going to see over time is that we're building a backlog and that backlog is what's going to support the future growing Capex kind of over the longer term and the profitable growth of that business. So today, I would describe ExxonMobil's backlog as, you know, 5 million tons annually supported by three very large industrial customers, one in the industrial gas sector, one in the steel sector, one that makes ammonia that that's used for fertilizer. Right. And, you know, if you just think about what that does for society, those 5 million tons annually, that translates into the conversion of about 2 million cars from gas powered vehicles to electric vehicles. That's about all the [electric] cars that are on the road in the United States today. And when we talk about the overall CCS opportunity across the Gulf Coast, we talk about 100 million tons annually. You know, that's 20 times that number. But I'm going to go back to the fact that it will be supported by customer backlog that supports a growing profitable business. So that's how you should think about it.

Paul Cheng: Great. Thank you.

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Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Denbury Inc. (“Denbury”), ExxonMobil and Denbury will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Denbury that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Denbury. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Denbury (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND DENBURY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Denbury, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Denbury will be available free of charge on Denbury’s internet website at https://investors.denbury.com/investors/financial-information/sec-filings/ or by directing a request to Denbury Inc., ATTN: Investor Relations, 5851 Legacy Circle, Suite 1200, Plano, TX 75024, Tel. No. (972) 673-2000. The information included on, or accessible through, ExxonMobil’s or Denbury’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Denbury, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Denbury is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 18, 2023, and in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, and in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Denbury, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Denbury stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Denbury to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Denbury or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Denbury’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; rating agency actions and ExxonMobil and Denbury’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Denbury including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the merger that could affect ExxonMobil’s and/or Denbury’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Denbury’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Denbury, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Denbury’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Denbury believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Denbury assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Denbury’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.